United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐            No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale informs acquisition of relevant shareholding ownership
Rio de Janeiro, October 02, 2009 — Vale S.A. (Vale) informs that Barclays Plc. (Barclays) has communicated that its subsidiaries, as a whole, have reached a participation of approximately 5.01% of the preferred class A shares issued by Vale, being holder of 105,639,983 preferred class A shares issued by Vale, which were acquired through transactions made in stock exchanges.
The ownership of Vale’s preferred class A shares by Barclays’s subsidiaries are:
(a)	Barclays Global Investors Ltd, registered office located at 1 Churchill Place, London E14 5HP, UK, owns approximately 0.34% of the Vale’s preferred class A shares;
(b)	Barclays Bank SA, registered office located at Plaza De Colon 1, 28046, Madrid, Spain, owns approximately 0.0002% of the Vale’s preferred class A shares;
(c)	Barclays Global Investors NA, registered office located at 400 Howard Street, San Francisco, CA 94105-2618, USA, owns approximately 0.42% of the Vale’s preferred class A shares;
(d)	Barclays Global Fund Advisors, registered office located at 400 Howard Street, San Francisco, CA 94105-2618, USA, owns approximately 4.05% of the Vale’s preferred class A shares;
(e)	Barclays Capital Inc, registered office located at CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut 06103, USA, owns approximately 0.15% of the Vale’s preferred class A shares;
(f)	Barclays Bank Plc, registered office located at 1 Churchill Place, London E14 5HP, UK, owns approximately 0.01% of the Vale’s preferred class A shares;
(g)	Barclays Capital Securities Ltd, registered office located at 1 Churchill Place, London E14 5HP, UK, owns approximately 0.04% of the Vale’s preferred class A shares;
As informed by Barclays, the purpose of the acquisition of Vale’s shares is only investment, not aiming to changing either the controlling shareholder structure or the Vale’s administrative structure. Barclays also communicated that no debentures convertible into shares issued by Vale are held by its subsidiaries, as well as no agreement regulating the exercise of the voting rights or the purchase and sale of securities issued by Vale were executed by such subsidiaries.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 02, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations